APPENDIX A
                        HATTERAS INCOME SECURITIES, INC.
                       PLAN OF LIQUIDATION AND TERMINATION

This Plan of Liquidation and Termination (the "Plan") for Hatteras Income Securities, Inc. (the "Company") is intended to accomplish the complete liquidation and termination of the Company as a registered investment company and a North Carolina corporation.

1. Board Approval of the Plan. The Plan was approved by a majority of the Company's Board of Directors, including a majority of the non-interested directors ("Independent Directors"), at a regular Board meeting held on November 17, 2004 (the "Meeting"). As reflected in the resolutions of the Meeting, a majority of the Board of Directors, including a majority of the Independent Directors, found it advisable and in the best interests of the Company and its shareholders to liquidate the Company and terminate it pursuant to this Plan.

2. Public Announcement of Liquidation. The officers of the Company ("Officers") have publicly announced, by way of press release and notification to the New York Stock Exchange ("NYSE"), the planned liquidation of the Company.

3. Shareholder Approval and Adoption of the Plan. The Plan must be approved by a majority of the Company's outstanding shares at a special Shareholder meeting scheduled to be held on February 18, 2005.

4. Effective Time and Effective Date of the Plan. This Plan shall be effective with regard to the Company at 4:01 p.m. (the "Effective Time") on February 18, 2005 or such other subsequent date as determined by the Officers of the Company, with the advice of counsel (the "Effective Date"). At the Effective Time, the Company will cease the public offering of its shares. After the Effective Time, the Company shall continue to engage in all business activities appropriate and advisable to operate the Company for the benefit of shareholders until the steps referred to in Sections 7 and 8 have been completed.

5. Fixing of Shares and Closing of Books. The number of shares owned by a shareholder of the Company shall be fixed on the basis of that shareholder's Company holdings on the Effective Date.

6. Halting of Trading of Company Stock. Prior to the opening of trading on the NYSE on February 21, 2005, the Company shall cause the halting of trading of its stock on the NYSE.

7. Liquidation of Assets and Payment of Debts. As soon as reasonably practicable after the Effective Date, the Company shall cause the orderly liquidation of all of its assets to cash form consistent with the terms of this Plan, by sale of its investments as the Officers and the Company's investment adviser shall determine to be advisable, and shall pay or provide for the payment of all outstanding obligations, taxes, and other liabilities, accrued or contingent.

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8. Liquidating Distributions. As soon as practicable after the Effective Date, the Company will distribute the following to the Company's shareholders of record: (i) a liquidating distribution equal to the shareholder's number of shares in the Company carried to the fifth decimal place multiplied by the net asset value of such shares carried to the fifth decimal place on the Effective Date and then rounded to the nearest penny; and (ii) information concerning the sources of the liquidating distribution.

9. De-Listing, De-Registration and Dissolution. After the completion of the final liquidating distribution under the Plan, the Company's Officers shall do any and all things necessary, as determined with the advice of counsel, to wind up the affairs of the Company, including de-listing the Company's stock on the NYSE, de-registering the Company under the Investment Company Act of 1940, dissolving the Company as a corporation under North Carolina law and filing any related documents with the United States Securities and Exchange Commission, state securities commissions or other federal or state agencies.

10. Expenses of Liquidation and Termination. Banc of America Capital Management, LLC, the Company's investment adviser, or its affiliates, will bear all customary expenses associated with its liquidation.

11. Power of Officers. The Officers have been authorized, empowered and directed by the Board of Directors to take any and all actions deemed necessary or appropriate, with the advice of counsel, to effectuate the Plan and the liquidation and termination of the Company, including without limitation, preparing, executing and delivering any documents necessary to carry out the Plan and to liquidate and terminate the Company.